

Mail Stop 3561

January 11, 2007

Mr. David J. Ide
Chief Executive Officer
Modavox, Inc.
2617 S. 46th Street, Suite 300
Phoenix, AZ 85034

> **Re: Modavox, Inc.**
> **Response letter dated September 15, 2006**
> **Form 10-KSB/A1 for the year ended February 28, 2006**
> **Filed October 28, 2006**
> **Form 10-QSB/A1 for the quarter ended May 31, 2006**
> **Filed October 28, 2006**
> **File No. 333-57818**

Dear Mr. Ide:

We have reviewed your response letter and amended filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended February 28, 2006
Financial Statements, page 26
Note 2 – Summary of Significant Accounting Policies, page 34
Revenue Recognition, page 35

1.   Please explain to us how the company earns fees that represent a percentage of the fees paid by third party advertisers for advertising on their websites or the

Company's website and quantify the amount for each period covered by the financial statements, as mentioned in the second paragraph on page 35. Tell us why the company recognizes revenues from these fees when certain contract criteria are met rather than pro rata over the contract period, and explain what constitutes typical contract criteria.

Note 3 – Acquisition of Kino Interactive LLC, page 40

2.   We note that you have still not filed a Form 8-K containing the information specified in Items 2.01 – Completion of Acquisition or Disposition of Assets and 9.01 – Financial Statements and Exhibits. That Form 8-K was due no later than 4 business days following the date you acquired Kino Interactive LLC, February 28, 2006. It is not sufficient for you to inform the staff that you are aware of the delinquent filing, you must also inform the investing public. Please file a Form 8-K to disclose the fact that you acquired a material subsidiary in February and provide all of the information required by Item 2.01 and also disclose that you are delinquent regarding the filing of the financial statements of Kino, the reasons for the delinquency and the date you expect to file the financial statements. You should then provide the current status of the filing delinquency in all subsequent Forms 10-QSB/10-KSB until the financial statements are filed. In addition, please note the Instruction to Item 9.01 of Form 8-K regarding filings under the Securities Act until such time as this required information has been filed.

Note 5 – Capital Stock, page 42

3.   The fact that there are no provisions or terms within these warrants that could require net cash settlement does not necessarily mean that equity classification is correct. If the warrants are required to be settled with registered shares and the warrant agreement is silent with respect to the circumstances under which the warrants may be net cash-settled, paragraph 17 of EITF 00-19 presumes that net cash settlement is an option and therefore the warrants must be classified as liabilities. Please describe to us the terms of settling all warrants and submit a courtesy copy of the applicable warrant agreements or tell us where the agreements have been filed as exhibits so that we may review the terms of settlement.

4.   Please describe to us the circumstances under which the former officers returned 300,000 shares of common stock to you in exchange for 170,000 shares. Generally, the value of compensation awards may only be reversed when the employees fail to fulfill the obligation resulting in the award. If you cancelled or modified the award for reasons other than the officers' failure to fulfill the necessary obligations, the new or modified award must be accounted for in

Mr. David J. Ide
Modavox, Inc.
January 11, 2006
Page 3

accordance with the guidance set forth in Question 13 of FIN 44. Note also that the new award may require variable accounting from the date of issuance. Please revise the financial statements as necessary or cite the literature upon which you are relying with respect to the accounting for this transaction.

Form 10-QSB/A1 for May 31, 2006
Exhibit 31.13
5.   The SEC rules under Section 302 of the Sarbanes-Oxley Act require that the language of the 302 certification not be altered. Item 601(b)(31) states that the certification must be provided exactly as stated therein. We note multiple differences between the language of your certification and the language that is required by Item 601(b)(31) of Regulation S-B. As previously requested, please revise your certification accordingly. Specifically, we note the following differences between your disclosure and the required language:

- Your disclosures in paragraphs 2-5 should be revised to reference "this report" rather than "this quarterly report".
- Paragraph 4 should be revised to refer to the correct citation for the definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e).
- Paragraphs 4(b) and 4(c) should be combined and revised to state that you have evaluated the effectiveness of the registrant's disclosure controls and procedures and presented your conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the report (not based upon our evaluation as of the Evaluation Date).
- Paragraph 6 should be moved to paragraph 4(d) and should indicate that you have disclosed in the report any change in the registrant's internal control over financial reporting that occurred during the registrant' most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting.

Paragraph 5 should state that you have disclosed, based on your most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions).

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Maureen Bauer at 202-551-3237 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact the undersigned or John Reynolds at 202-551-3790, who supervised the review of your filing.

Sincerely,

Tia Jenkins
Senior Assistant Chief
Accountant
Office of Emerging Growth
Companies